FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2008

000-51025
(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY  LIMITED
(Translation of registrant’s name into English)

5th Floor, Union Plaza
20 Chaowai Street, Chaoyang District
Beijing 100020, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On December 22, 2007, Ninetowns Internet Technology Group Company Limited (the "Company") entered into an agreement to amend that certain Share Purchase and Subscription Agreement that was entered into on April 9, 2007 (the "Amendment Agreement").  The Amendment Agreement amends the final date of the Company's obligation to pay RMB 102,500,000 in connection with the acquisition of certain shares of Ample Spring Holdings Limited to April 9, 2008.

In December 2007, the Company issued the press release furnished as an exhibit to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Tommy S. L. Fork
	Name:	Tommy S. L. Fork
	Title:	Chief Financial Officer

Date:    January 3, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated December 31, 2007, regarding the Company’s reporting of second quarter 2007 results